WEST EXTENSION TARGET AT MARBAN RETURNS
9.45 G/T GOLD OVER 2.3 METRES,
7.63 G/T GOLD OVER 4.0 METRES, AND
23.40 G/T GOLD OVER 1.1 METRES

Val-d’Or, Quebec, May 13, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt: NG1) (“NioGold”) is pleased to announce that on-going drilling on the Marban Block property is proving up the presence of a large gold mineralised system to the west of the former Marban Mine.

Assay results were received for 3 drill holes (MB-08-037 to MB-08-039) completed on line 100W aimed at testing the west strike extent of the favourable units hosting the former Marban Mine gold ores (Mine Sequence). To date, NioGold has completed 21 holes up to a distance of 600 metres to the west of the mine shaft. Initial testing of the West Extension target is being conducted at 100-metre drill section spacing, presently covering lines 100W to 600W.

Best gold mineralised intervals from holes MB-08-037 to MB-08-039 include:

Mine Zone:

·

MB-08-037: 9.45 g/t Au over 2.3 m

·

MB-08-039:

5.66 g/t Au over 2.8 m

Footwall Zone:

•

MB-08-037:

5.55 g/t Au over 1.1 m within 0.69 g/t Au over 20.4 m

•

MB-08-038:

7.63 g/t Au over 4.0 m within 0.88 g/t Au over 67.8 m

•

MB-08-039:

23.40 g/t Au over 1.1 m within 0.94 g/t Au over 69.7 m

Results from holes MB-08-037 to MB-08-039 bolster the previously released results of hole MB-08-035 on line 300W (see News Release dated April 1, 2008) that returned a notable gold mineralised interval averaging 6.46 g/t Au over 7.0 metres. Holes MB-08-037 and MB-08-039 returned gold mineralised intervals within the heart of the Mine Sequence that correlate with the updip and strike projection of the Mine Zone. The Mine Zone, where most of the past production was carried out during 1961 to 1974, is located between -150 and -250 metres vertical depth at a fold of the upper contact of the Mine Sequence. The Footwall Zone, a major fault localised at the lower contact of the Mine Sequence, is proving to be a very promising target, returning thick low grade gold mineralised sections that include higher grade intervals.

Drilling to date was successful in extending sulphide mineralised zones typical of the former Marban Mine ores up to 600 metres west of the mine shaft. Results are pending for 11 of the 21 holes completed to date over the target.

Wedge Zone

A second drill rig was mobilised in late March to the Marban Mine area for definition drilling of the promising Wedge Zone discovered in late 2006. The Wedge Zone is located near surface, above the mined out orebodies. The Wedge Zone is planned to be initially defined at 50-metre drill hole spacing between lines 0W and 600E in order to conduct a first resource estimate. Results are pending for the 10 holes completed since late March on the target.

Best results for holes MB-08-037 to MB-08-039 are tabled below. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend. Readers are invited to review previously reported results for holes MB-06-001 to MB-08-036 at Marban as well as the drilling surface plan and schematic cross- section available at www.niogold.com/marban.

MARBAN MINE AREA – DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From (m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-08-037	1+00W	0+00N	180°	-45°	249.0	MS	135.4	137.7	2.3	9.45
						FWZ	169.7	190.1	20.4	0.69
						including	183.7	184.8	1.1	5.55
MB-08-038	1+00W	1+50N	180°	-45°	368.0	MS	228.6	229.5	0.9	6.17
						MS	262.4	267.7	5.3	1.57
						Footwall zone	280.4	348.2	67.8	0.88
						including	293.3	297.3	4.0	7.63
						including	332.2	333.2	1.0	4.54
MB-08-039	1+00W	1+50N	180°	-63°	435.0	MS	76.0	77.2	1.2	4.02
						MS	237.8	256.6	18.8	1.48
						including	249.4	252.2	2.8	5.66
						FWZ	302.8	372.5	69.7	0.94
						including	345.9	347.0	1.1	23.40

Note: Mineralisation within the Marban Mine area is divided into several recognised structural zones or units; MS=Mine Sequence (undetermined zone), MZ=Mine Zone, HWZ=Hangingwall Zone, HWUM=Hangingwall Ultramafic Units, FWZ= Footwall Zone, GD=Granodiorite.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths varied between 0.5 to 1.5 metres. The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. Samples were assayed by the fire-

assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards and blanks in the sample batches sent to the laboratory and a systematic re-assaying of samples retuning values above 2 g/t Au. As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling is being conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation — « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec, with a historic production of over 27 million ounces of gold. The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO Rock Lefrançois, P.Geo., Vice-President

miverson(a)niogold.com

rocklefrancois(a)niogold.com

Tel: (604) 856-9887 Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.